UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025492


JUN 2 5 2003

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SANDIA CORPORATION
SAVINGS AND SECURITY PLAN
Sandia Corporation
P.O Box 5800, Mail Stop 0115
Albuquerque, NM 87185-0115

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Sandia Corporation Savings and Security Plan

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2002

Contents

Ernst & Young

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

Report of Independent Auditors

Sandia Corporation Investment Committee

We have audited the accompanying statements of net assets available for benefits of the Sandia Corporation Savings and Security Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 4, 2003

Ernst & Young LLP

Sandia Corporation Savings and Security Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Interest in Master Trust	**$ 42,783,514**	$ 46,231,836
Participant loans	**1,348,735**	1,261,840
Net assets available for benefits	**$ 44,132,249**	$ 47,493,676

See accompanying Notes to Financial Statements.

Sandia Corporation Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Net assets available for benefits at beginning of year	$ 47,493,676
Additions to net assets:	
Contributions:	
Employer	1,010,257
Employees	2,508,745
Rollover	587,031
Total additions	4,106,033
Deductions from net assets:	
Withdrawals	2,506,237
Net investment loss from participation in Master Trust	3,186,875
Transfers to Savings and Income Plan	1,768,380
Administrative expenses	5,968
Total deductions	7,467,460
Net assets available for benefits at end of year	$ 44,132,249

See accompanying Notes to Financial Statements.

Sandia Corporation Savings and Security Plan

Notes to Financial Statements

December 31, 2002

1. Description of Plan

General

The Sandia Corporation Savings and Security Plan (the Plan) was adopted June 1, 1993 as a defined contribution plan offered to all employees in a bargaining unit represented by a union of Sandia Corporation (the Company) who are eligible for the Sandia Corporation Pension Security Plan. The Company is a wholly owned subsidiary of Lockheed Martin Corporation (Lockheed Martin or the Corporation). A complete description of the Plan is contained in the Summary Plan Description that is provided to all participants.

While the Company has not expressed any intent to do so, the Plan may be terminated at any time upon submission of written notice to the investment custodian, subject to the provisions of ERISA and any applicable collective bargaining agreements. In the event the Plan is terminated, the participants will become fully vested in the total value of their accounts.

Contributions

Participants may contribute from 2% to 18% of their eligible earnings, as defined, in 1% increments, on a pretax and after-tax basis. The total allotment of pretax and after-tax basic and supplemental contributions cannot exceed the maximum amount permitted under the Internal Revenue Code.

In addition, the Company contributes 66 2/3% of the sum of each participant's pretax and after-tax basic contribution up to the first 6% of eligible earnings.

Effective September 3, 2002, the Plan was amended to allow for catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Payment of Benefits

The Plan provides for the payment of benefits upon termination, death, disability, or retirement based on the balance in the participant's vested account. Lump sum or annual payment elections may be made as provided for in the Plan. Hardship and in-service withdrawals and participant loans are also permitted, if certain conditions are met, as outlined in the Summary Plan Description.

1. Description of Plan (continued)

Vesting

All participants are immediately vested in their contributions, company match and actual earnings thereon.

Investment Elections

The assets of the Plan are held in a Master Trust along with the assets of the Sandia Corporation Savings and Income Plan. Participants may elect to have their contributions and the Company matching contributions invested in any of the current 18 available funds including 11 mutual funds, four commingled funds, a common/collective trust, an Interest Income Fund and the Company Stock Fund.

The Interest Income Fund has restrictions on participant withdrawals made for purposes of reinvestment with competing funds. Participant-directed withdrawals are subject to a 90-day waiting period if a participant moves funds from the Interest Income Fund to the Fidelity Institutional Short-Intermediate Government Portfolio, one of the 11 available mutual funds. Certain restrictions may apply to early redemption requests on guaranteed investment contracts. These restrictions may include penalties, delay of funds release or other restrictions as designated in the individual contracts. The higher interest rates associated with such contracts reflect the effects of these restrictions relative to other similar instruments.

Primarily as a result of the Master Trust's participation in certain commingled funds, Plan assets may be invested from time to time in derivative financial instruments. These financial instruments are generally used for liquidity purposes. The Master Trust's exposure to such securities is limited to its proportional interest in these commingled funds. At December 31, 2002 and 2001, the financial exposure related to derivative financial instruments of the Master Trust was not material.

Sandia Corporation Savings and Security Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 less the highest loan balance in the past 12 months or 50% of their vested account balance. Loan terms range from one year to 56 months. The loans are secured by the balance in the participant's account and bear interest at the rate established monthly by the Plan administrator at the date of the loan. Principal and interest is paid ratably through payroll deductions. A maximum of two loans are permitted at one time.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan, except for investment-related expenses, which are paid by the Plan.

2. Significant Accounting Policies

Basis of Accounting

Transactions of the Plan are recorded on an accrual basis for financial statement purposes. Benefits are recorded when paid.

Reclassifications

For the year ended December 31, 2002, participant loans are considered to be an asset held outside of the Master Trust. Participant loan balances outstanding at December 31, 2001 have been reclassified to conform to the 2002 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets of the Master Trust, except for the Interest Income Fund (as described below). Investments by the Master Trust in shares of mutual funds, commingled funds, and common/collective trusts are stated at current market value as determined by Fidelity Institutional Retirement Services Company. Investments in the common stock of Lockheed Martin are at quoted market prices. The participant loans are valued at outstanding balances, which approximate fair value.

Guaranteed investment contracts in the Interest Income Fund are fully benefit-responsive, as defined in the American Institute of Certified Public Accountants Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Plans and Defined Contribution Plans*. A fully benefit responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans, or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow, or transfer funds under the terms of the plan. Guaranteed investment contracts are unallocated insurance contracts stated at contract value, which represents the initial investment plus accumulated interest, and approximates fair value. Interest on these contracts is compounded and credited daily. Current interest rates are declared on each successive calendar quarter. Current interest rates stay in effect through the end of the following calendar year for contributions received during that calendar quarter. The crediting interest rates for the contracts as of December 31, 2002 and 2001 ranged from 5.32% to 6.45% and 4.49% to 7.79%, respectively. The average yield for 2002 and 2001 was 5.84% and 6.03%, respectively.

Purchases and shares of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 7, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4. Master Trust

The assets of the Plan are held in a Master Trust along with the assets of the Sandia Corporation Savings and Income Plan. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated to each plan based on the number of participant units outstanding at each month-end during the year for the Interest Income Fund and the Company Stock Fund, and on a pro rata basis for all other funds. Participant loans are based on actual loan balances of each plan's participants. The Plan's interest in the Master Trust's net assets as of December 31, 2002 and 2001 was approximately 3.2% for both years.

The following table presents the fair value of investments of the Master Trust as of December 31, 2002 and 2001:

	December 31	
	2002	**2001**
Investments at fair value as determined by quoted market prices:		
Common stock	**$ 38,349,396**	$ 33,293,342
Mutual funds	**757,391,637**	892,083,837
Common/collective trusts	**129,896,132**	174,865,800
Commingled funds	**8,388,215**	5,916,637
	934,025,380	1,106,159,616
Investments at contract value:		
Guaranteed investment contracts	**416,768,133**	378,625,918
Net assets	**$1,350,793,513**	$1,484,785,534

4. Master Trust (continued)

The investment loss of the Master Trust for the year ended December 31, 2002 was as follows:

	Year ended December 31 2002
Net appreciation (depreciation) in fair value of investments as determined by quoted stock prices:	
Common stock	$ 7,390,685
Mutual funds	(133,242,883)
Common/collective trusts	(36,227,174)
Commingled funds	(896,380)
	(162,975,752)
Interest and dividend income	33,916,191
Total investment (loss)	$(129,059,561)

Supplemental Schedule

Sandia Corporation Savings and Security Plan (007)

Employer Identification Number 85-0097942, Plan Number 007

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
		(In thousands)	
Participant loans*	Interest rates ranging from 4.25% to 4.75%; varying maturities		$ 1,348,735
Total investments			$ 1,348,735

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Sandia Corporation Savings and Security Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandia Corporation Savings and
Security Plan

Date June 25, 2003

C. Paul Robinson

C. Paul Robinson
President, Sandia Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Ernst & Young LLP, Independent Auditors
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 23

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-37069) pertaining to the Sandia Corporation Savings and Security Plan of Lockheed Martin Corporation of our report dated June 4, 2003, with respect to the financial statements and schedule of the Sandia Corporation Savings and Security Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

McLean, Virginia
June 19, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Sandia Corporation Savings & Security Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, C. Paul Robinson, President, Sandia Corporation, administrator of the Plan, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

C. Paul Robinson
President, Sandia Corporation
June 25, 2003